UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑

          On July 15, 2010, Telvent GIT, S.A. (the “Company”) entered into a Novation and Amendment of Facilities and Assignment Agreement (the “Amended Agreement”), effective as of July 21, 2010, that amended and restated the syndicated facilities agreement (the “Original Agreement”), dated March 23, 2010, with ING Bank N.V. London Branch (as agent); ING Belgium, S.A., Sucursal en España; Caja de Ahorros y Monte de Piedad de Madrid; Caja de Ahorros y Pensiones de Barcelona (“La Caixa”); Barclays Bank, S.A.; and The Royal Bank of Scotland N.V., Sucursal en España (collectively, as lenders). Set forth below is a summary of the Amended Agreement’s material modifications to the Original Agreement.
          By virtue of the Amended Agreement, the aggregate principal amount of the Original Agreement was increased by € 13,000,000 to € 183,000,000. The term loan remains at € 100,000,000 while the revolving facility was increased from € 70,000,000 to € 83,000,000. Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova and Fifth Third Bank, N.A. were added as additional lenders. Tthe current lenders’ participation is set forth below:
•	ING Belgium, S.A., Sucursal en España — € 45,000,000;

•	Caja de Ahorros y Monte de Piedad de Madrid — € 20,000,000;

•	Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) — € 30,000,000;

•	Barclays Bank, S.A. — € 30,000,000;

•	The Royal Bank of Scotland N.V., Sucursal en España — € 30,000,000;

•	Caixa de Aforros de Vigo, Ourense e Pontevedra Caixanova — € 8,000,000; and

•	Fifth Third Bank, N.A. — € 20,000,000.
          Pursuant to the Amended Agreement, the revolving facility is required to be repaid no later than March 23, 2014 and the mandatory repayment schedule for the term loan facility is set forth below:

DATE	AMOUNT
March 23, 2011	€10,000,000
March 23, 2012	€20,000,000
March 10, 2013	€70,000,000
March 23, 2014	€40,000,000
     Finally, the Original Agreement’s guarantees were ratified by certain of the Company’s subsidiaries to reflect the execution of the Amended Agreement as well as the completion of the Company’s internal corporate restructuring of various subsidiaries.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio Gonzalez Dominguez
	Name:	Ignacio Gonzalez Dominguez
	Title:	Chief Executive Officer

Date: July 27, 2010